UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mineralys Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

603170101

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 603170101	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
HBM Healthcare Investments (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,246,332
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,246,332
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,246,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 49,726,675 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 13, 2024.

CUSIP No: 603170101	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Mineralys Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

150 N. Radnor Chester Road, Suite F200
Radnor, PA 19087

Item 2(a).	Name of Person Filing

HBM Healthcare Investments (Cayman) Ltd.

Item 2(b).	Address of Principal Business Office

Governors Square
23 Lime Tree Bay Avenue
PO Box 30852
Grand Cayman, KY1-1204, Cayman Islands

Item 2(c).	Citizenship

Cayman Islands, British West Indies

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2(e).	CUSIP No.

603170101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
2,246,332(1)
(b)	Percent of class:
4.5%(2)
(c)	Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
2,246,332(1)
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
2,246,332(1)
(iv) Shared power to dispose or to direct the disposition of:
0

CUSIP No: 603170101	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)	Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the “Board”). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)	Based on 49,726,675 shares of the Issuer’s Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 13, 2024.

CUSIP No: 603170101	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 13, 2024

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ Jean-Marc LeSieur
Name:	Jean-Marc LeSieur
Title:	Managing Director

SIGNATURE PAGE TO SCHEDULE 13G AMENDMENT NO. 1 (MINERALYS THERAPEUTICS, INC.)

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).